UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33570 / July 24, 2019

In the Matter of   :
                                                                    :
GROWTH PORTFOLIO   :
Two International Place   :
Boston, Massachusetts 02110   :
                                                                    :
(811-21121)   :
                                                                    :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on March 19, 2019, and an amendment on June 12, 2019, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On June 28, 2019, a notice of filing of the application was issued (Investment Company Act Release No. 33537). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary